United States	January 12, 2024
Securities and Exchange Commission
Washington, DC 20549
Division of Corporation Finance
Office of Energy & Transportation

Re: LIBERTY STAR URANIUM & METALS CORP.

Form 10-K for the Fiscal Year Ended January 31, 2023

Filed May 16, 2023

File No. 000-50071

Supplemental to our Correspondence:

Posted below is a redline of what was either moved to another area or changed in language by our QP. We added a more detailed map, and adjusted terminology for identifying property altogether making it simpler language and clearer to the reader. We are prepared to file an Amended 10K at your request, however, we suggest that because none of our properties were material at the time of filing the original 10K, the changes may be considered immaterial as an aggregate, and not require a 10K/A filing at this time. We will not rely on the RRC Technical report and will not include it in filings moving forward due to the explanation we provided in the response letter. Of course, we rely on your recommendation regarding what is needed currently, and we are prepared to file an Amended 10K if this seems necessary or more appropriate in your opinion.

Our current business

We are engaged in the acquisition and exploration of mineral properties in the state of Arizona in~~and~~ the Southwest USA. Claims in the state of Arizona are held in the name of Liberty Star. Our~~We use the term “Super Project” to indicate a project in which numerous mineral targets have been identified, any one or more of which could potentially contain commercially viable quantities of minerals. Our significant~~ projects are described below.

Tombstone Area Exploration Properties:~~Super Project (“Tombstone”):~~ Tombstone is located in Cochise County, Arizona and covers the Tombstone caldera and its environs. ~~Within the Tombstone caldera is the Hay Mountain~~, ~~target and Red Rock Canyon target.~~ All four of our exploration properties, Hay Mountain, Red Rock Canyon, Tombstone and Robbers Roost lie within or on the flank of the Tombstone caldera structure. We are concentrating our work at Red Rock Canyon at this time. We plan to ascertain whether the ~~Tombstone,~~ Hay Mountain claims possess commercially viable deposits of copper, molybdenum, gold, silver, lead, zinc, manganese and other metals including Rare Earth Elements (REE’s). We have not identified any ore reserves to date, although we have identified mineralized areas which ~~are material~~may be of potential ~~of~~ economic interest.

Title to mineral claims involves certain inherent risks due to difficulties in determining the validity of certain claims, as well as potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. We have investigated title to all the Company’s mineral properties and, to the best of ~~its~~our knowledge, title to all properties retained are in good standing.

The mineral resource business generally consists of three stages: exploration, development and production. Mineral resource companies that are in the exploration stage have not yet found mineral resources in commercially exploitable quantities and are engaged in exploring land in an effort to discover them. Mineral resource companies that have located a mineral resource in commercially exploitable quantities and are preparing to extract that resource are in the development stage, while those engaged in the extraction of a known mineral resource are in the production stage. We have not found any mineral resources in commercially exploitable quantities.

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There is no assurance that a commercially viable mineral deposit exists on any of our properties, and further exploration is required before we can evaluate whether any exist and, if so, whether it would be economically feasible to develop or exploit those resources. Even if we complete our current exploration program and we are successful in identifying a mineral deposit, we would be required to spend substantial funds on further drilling and engineering studies before we could know whether that mineral deposit ~~“material of economic interest”~~ will constitute a commercially viable ~~mineral deposit~~ one.~~, known as an “ore reserve.”~~

Tombstone:

Tombstone is a large and ancient (72 million years before the present – or Laramide in age) volcanic structure – a caldera. The US Geological Survey caldera experts~~,~~ conclude this is correct. Subsequently, more than seventeen calderas of various ages have been identified in Arizona by the US Geological survey, the Arizona Geological Survey and others. Such calderas of Laramide age are all associated with porphyry alteration and copper and associated mineralization; many of these have become very large copper mines. Advanced technology has indicated that alteration associated mineralization at Tombstone is much more extensive than originally thought. This alteration lies largely under cover and is indicated by geochemistry, geophysics and projection of known geology into covered areas.

All the properties summarized below are considered as “Exploration stage properties” under the definition of Item 1300 and are considered “non-material properties.”

All State Mineral Exploration Permits and Federal Lode Mining Claims held by the company are listed below.

~~The Hay Mountain Project ©s located 6.5 miles southeast of Tombstone where we hold 35 Arizona State Mineral Exploration Permits (MEPs) covering (12,878.18 acres) or 20.12 square miles, and 93 federal lode mining claims covering (1,594.68 acres) or 2.49 square miles and is accessible by Hwy 80, Davis Rd. and Wild West Road.~~

LIBERTY STAR

TOMBSTONE-AZ

Federal Unpatented Claims

Claim Names

HM 87-143

TS 168-176

Marco1A-Marco5E

Davis1A-DavisC

Claim Acreage

57 HM Claims- 1095.18 acres

21 Marco Claims- 320 acres

6 Davis Claims- 80 acres

9 TS Claims- 99.5 acres

State Exploration Permits

MEP #	Acres	Renewal & Rental Due Date
08-122642	738.4	11/24/2023
08-122641	375.64	11/24/2023
08-122640	732.84	11/24/2023
08-123953	480	1/18/2024
08-123952	520	1/18/2024
08-119752	40	7/11/2023
08-120017	160	6/15/2023
08-120018	80	6/15/2023
08-120172	440	10/4/2023
08-120173	640	10/4/2023
08-120174	440	10/4/2023
08-120175	480	10/4/2023
08-120176	480	10/4/2023
08-120177	582.83	10/4/2023
08-120178	240	10/4/2023
08-120179	370.24	10/4/2023
08-121131	520	11/18/2023
08-121132	368.76	11/18/2023
08-121133	139.9	11/18/2023
08-121134	280	11/18/2023
08-121135	639.56	11/18/2023
08-121136	600	11/18/2023
08-121137	440	11/18/2023
08-121138	358.85	11/18/2023
08-121139	571.25	11/18/2023
08-121140	439.5	11/18/2023
08-121141	280	11/18/2023
08-121142	640	11/18/2023
08-121143	640	11/18/2023
08-121654	80	9/22/2023
08-123795	80.41	11/15/2023
08-121768	449.44	11/21/2022
08-121769	640	11/21/2022
08-121770	626.32	11/21/2022
08-121771	640	11/21/2022

31State MEP’s totaling

12,878.18 acres

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Liberty Star Uranium & Metals Corp.
Properties

N
Tombstone Property
Red Rock Canyon Property
Robbers Roost Property
Hay Mountain Property
Contention
Benson Junction
Walnut Gulch
Tombstone
Tombstone Hills
Lewis Springs
Sierra Vista
Graveyard Gulch
Grizzles Orchard
Elfrida
Whitewater Draw
Mule Mountains
Arizona

Legend

Properties

1:288,895

0 2 4 8 mi

0 3.25 6.5 13 km

The Hay Mountain Property is located 6.5 miles southeast of Tombstone where we hold 35 Arizona State Mineral Exploration Permits (MEPs) covering (12,878.18 acres) or 20.12 square miles, and 93 federal lode mining claims covering (1,594.68 acres) or 2.49 square miles and is accessible by Hwy 80, Davis Rd. and Wild West Road.

At Hay Mountain, we plan to ascertain whether the Hay Mountain lode mining claims and AZ MEPs possess commercially viable deposits of copper, gold, molybdenum, silver, zinc, rare earth metals and other valuable metals. We have a phased exploration plan that involves diamond ~~core~~ drilling of multiple holes over targets determined by analysis of geochemical sampling and ZTEM electromagnetic and magnetic survey. Initial phase 1 drilling is planned to take approximately one year. Should results indicate the viability of the property~~project~~, additional phased work, both exploration and development, is planned over the course of seven total years to define the nature and size of any potential~~an~~ ore bodies~~body(s)~~ and move toward mining. Any exploration plans are dependent on acquiring suitable funding. No part of the phased program is currently funded.

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~~The Tombstone claims are undeveloped. However significant amounts of aeromagnetic surveys, IP (Induced Polarization Surveys), geologic mapping by the USGS and others, and geochemical surveys including soil, rock and vegetation sampling have been conducted at various times by various parties, over the last 60 years. When compiled and analyzed these various data suggest a compelling series of anomalies that are typical of buried, dirt and rock covered porphyry copper system(s). Below is a summary of prior exploration activities performed on our Tombstone claims: Technical Report: In mid-March 2011, Liberty Star contracted SRK to prepare three (3) Technical studies and Reports in a form similar to mineral reports prescribed under NI 43-101. Members of SRK’s engineering/scientific staff supervised by a Qualified Person as defined under NI 43-101 and SRK’s Tucson Office Principal Geologist, Corolla Hoag, and geologist Dr. Jan Rasmussen have visited the Tombstone property. This information was combined with historic technical reports going back to 1878 and more recent data up to August 2011 (the date of their reports). The three Technical Reports are entitled: (1) Walnut Creek Exploration Report, Tombstone District, Arizona –August 31, 2011, 147 pages; (2) The Tombstone Caldera South Exploration Report, Tombstone District, Arizona –August 31, 2011, 144 pages; and (3) Hay Mountain Exploration Report, Tombstone District, Arizona – August 31 2011, 155 pages. These reports covered the entirety of historic productive area of the Tombstone mines which date to their discovery in 1877. However, before that report could be completed a competitor acquired a lease on those lands. These Technical Reports thoroughly summarize and illustrate the salient geotechnical data of the Tombstone Mining District covering about 250 square miles and present much data in computer map format. In such context, they analyze Liberty Star’s exploration programs as related to the entire area, make estimates and recommend execution of proposed Company exploration programs.~~

Geochemical sampling at the Hay Mountain Property~~Project~~: In 2011 and early 2012 we collected nearly 1,800 rock, soil and vegetation samples over 621 sample sites over approximately 14 square miles centered on the Hay Mountain property. These samples have been assayed for multiple elements generating many volumes of analyses. The samples were prepared by MEG Inc. and have been shipped to ALS Global ~~(f/k/a ALS-Chemex),~~ geochemical analysis lab in Vancouver, British Columbia. Assay results were sent to our Tucson office and all assays were received. ~~Our geology team has generated computer analyses that allow interpretation of the data.~~ Liberty Star continues to collect XRF readings and biogeochemical samples to further define the anomalies at Hay Mountain.

~~On June 15, 2020 we received 2 Mineral Exploration Permits (MEPs) issued by the Arizona State Land Department (ASLD) covering the 240-acre Robbers Roost exploration area approximately 4.5 miles southwest of Tombstone, Arizona with access via paved road (Charleston Road). The new MEPs are 5.89 miles west of Liberty Star’s Hay Mountain Project for porphyry copper, gold, and molybdenum. While the Robbers Roost MEP area is new to the Company, it has been explored previously by several exploration companies, in the 1970’s and 1990’s, and recently has received significant interest by others operating in the area. Drilling by ASARCO indicates “the presence of a granodioritic porphyry intrusive at depth below the alteration zone. The intrusive is characterized by porphyry copper style alteration and mineralization.” [JB Nelson, “Robbers’ Roost Summary Report,” 1995, p. 2 http://docs.azgs.az.gov/SpecColl/2008-01/2008-01-0103.pdf)~~

On June 24, 2020 we completed staking an additional 400 acres of Federal Lode Claims contiguous to the~~at~~ Hay Mountain property. This addition to Liberty Star’s mineral claims effectively closes all potential competitors’ opportunity to take a State or Federal mineral interest inside the Company’s contiguous State and Federal mineral estate.

~~On November 11, 2020 we announced the identification of potentially exploitable gold mineralization in its recently acquired State of Arizona Mineral Exploration Permits (MEPs) land located in the area locally recognized as Red Rock Canyon, contiguous with and immediately north of drill Target 1, within the Company’s principal porphyry copper, gold, moly exploration target at the Hay Mountain Project (the “Project”) previously disclosed. The relevant MEPs are in Township 20, Range 23 East, specifically eight sections 27 through 34 and two additional MEPs, in sections 20 and 21. Preliminary surface exploration on the Red Rock MEPs advances the Company’s knowledge of the porphyry system signature associated with magnetic highs at, and adjacent to the north of, Target 1, and represent the expansion of biogeochemical, surface rock sampling, and x-ray fluorescence (XRF) work continuing at Target 1 and on the anticipated gold halo likely associated with the indicated porphyry center.~~

On October 21, 2019,~~On November 21, 2020 we acquired 5 new Mineral Exploration Permits for a total of 2,995.47 acres. Liberty Star’s CEO Brett Gross notes the new applications complement last year’s land acquisition announced October 21, 2019 (Update 910); “In 2019 we moved to secure surface access to support future development and operations. With the addition of these lands, the Company secures three additional access routes from public roadways. While over the past twenty-two months we have enjoyed increasingly good, collaborative and cooperative relations with the private property owners contiguous to the Hay Mountain Project with no interruptions to project access, securing multiple alternative routes places us in an even more secure and well-defined position for the future.”~~

~~On October 21, 2019~~ we acquired 13 new Mineral Exploration Permits (MEP’s) for a total of 5,917.82 acres, or 9.25 sq miles bringing our total MEPs at Hay Mountain to 28 and 12,557.77 acres or 19.62 sq miles. This new acquisition represents a nearly 89% increase in Liberty Star lands under permit for mineral exploration activities. These acquisitions not only substantially expand Liberty Star’s continued exploration potential, but also provide resistance to existing competitive pressures. ~~that permits us to be more forthcoming with our technical data sharing with potential venture partners.~~ Liberty Star geochemical and geophysical surface studies indicate anomalies consistent with a large, buried porphyry copper body at the primary target~~, and potentially extensive associated porphyry cluster,~~ with attendant metals including gold, molybdenum~~moly~~, nickel, silver, zinc, lead, and cobalt. See news release: https://www.libertystaruranium.com/2019/10/21/liberty-star-adds-over-9-square-miles-to-the-hay-mountain- property.~~project/.~~

In 2019 Liberty Star contracted Pim van Geffen, PhD, PGeo of Vancouver Geochemistry to provide services in the form of validation and interpretation of our biogeochemical data from the Hay Mountain Property.~~Project, Tombstone District, Arizona.~~ In particular, the quality of the biogeochemical data was assessed regarding its capacity to support the recognition of buried porphyry-copper and related mineralization in the Property~~Project~~ area and inform exploration decisions. A written report on the data assessment, including statements on data quality and utility, interpreted maps, and recommendations for the use of the data and data products in furthering exploration efforts on the Hay Mountain Property~~Project~~ have been received. Mr. van Geffen’s summary and recommendations are as follows.

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The Hay Mountain biogeochemical data, when corrected for known sources of variance such as plant species and laboratory, provide a valuable layer of information to guide exploration efforts for buried and blind porphyry Cu-Mo systems in the property~~project~~ area. Multi-element, aqua-regia ICP-MS data were provided for 750 vegetation samples from~~form~~ the Hay Mountain property~~project~~ area, of mostly creosote, mesquite, and whitethorn acacia twigs and leaves, and a single specimen of sagebrush. Each element was assessed for its data quality and whether known sources of variance caused notable differences in their distribution. These sources of data bias were levelled out using Z-score normalization. The three main sources of induced~~,~~ non-geochemical variance included plant species, laboratory, and batch number. Whereas the three main plant species and two laboratories have adequate spatial and compositional coverage of each sub-group to apply levelling corrections, atypical values in batch number RE11168965 were excluded from output maps for affected elements. In addition to levelling between labs and species, the Cu response is further enhanced by correcting for root uptake of Mg, an essential nutrient, resulting in better spatial definition of anomalies and structural trends in the regression residuals of Cu against Mg. Some structural trends can be inferred from a combination of the Mo distribution with the orientation of lineaments in Google Earth imagery, which warrant more detailed follow-up in combination with geological and geophysical data. Combinations of variables can be used for target identification and search-space reduction through RGB colour- composite grid maps, e.g. Cu-Mo-K. Additional RGB maps of other combinations can be provided upon request. A species-classification diagram was constructed based on multivariate discriminant analysis, which highlighted 5 potentially mislabeled entries that required verification, 2 of which were confirmed to be mislabeled. It is strongly recommended to use all outputs of this work in combination with all other geospatial data available, including geophysics, surface geology, structural trends, terrain, and field observations, for search-space definition and targeting purposes.

Geologic Mapping: Small scale geologic mapping was performed in the Hay Mountain area by two different U.S. Geological Survey Senior Geologists. The first was by James Gilluly starting in the late 1930s and published in the early 1950’s, as a Professional Paper 281, 1956, and the second by Harold Drewes, published USGS Professional Paper 1144 1981. The Drewes map was a simplified version of the Gilluly map with faults adjusted to Drewes’s interpretation. Both of these mapping projects were regional in nature. Our more detailed mapping indicates that this area has Lower Earp Formation at surface, and we~~Unfortunately, little or no refinement of the rock types or actual outcropping rocks was accomplished. Gilluly, while apparently generally correct in outcrop identification, disturbingly on close examination it appears he missed important outcropping rocks and at least in the Hay Mountain area of the major geochemical anomaly he misinterpreted stratigraphic rock types. In the area we have termed the Chrysocolla Block he failed to note the outcrop completely and our thorough examination revealed it to be Earp formation, whereas all the surrounding mapped area was mapped as the younger Colina limestone. This would put the Chrysocolla Block more than 1,000 feet above the Earp and 1,700 feet or more above the receptive-to- mineralization Horquilla formation where most of the production from Bisbee has been found and high grade which is now being drilled out at Rosemont Camp about 50 miles to the west. This critical error we have corrected on our maps to show this area as the lower Earp and~~ believe that the recently discovered gossan outcrops are lying perhaps 200 to 400 feet above the Earp- Horquilla contact. The Horquilla formation is that from which most of the production from Bisbee has occurred, and in which high grade copper is now being drilled out at Rosemont Camp about 50 miles to the west. Neither~~Furthermore, neither~~ Gilluly nor Drewes noticed pervasively fluidized and rounded limestone breccia which covers square miles within the Hay Mountain property and is a typical feature of porphyry copper deposits. We believe perhaps massive copper (chalcopyrite) mineralization will be located in the Horquilla formation 200 to 400 feet below the gossan outcrops in the Earp formation. This analysis plus all of our geochemistry and geophysics is the justification for our currently planned drill ~~hole~~ program.

On August 16, 2020 we received our July 2020 Field Mapping Report prepared by Geologist Daniel Koning. The new field mapping report was commissioned by Liberty Star to “identify alteration and veining associated with an inferred porphyry copper system at depth, determine the extent of hydrothermal alteration, and comment on the possible timing of mineralization.” Geologist Koning conducted the mapping from July 14th to August 5th, accompanied by Liberty Star Field Ops Manager Jay Crawford and for 3 days, CEO/President Brett Gross. The 50- page report contains over 50 new maps and sample images. In his Hay Mountain Property~~Project~~ July 2020 Field Mapping Report, Koning concludes “Type 1 and type 2 veins are…interpreted as fluid escape structures representing the distal and possibly upper expression of a porphyry system at depth. The overall extent of type 1 and type 2 veining across the property could indicate significant skarn and CRD development at depth.” [page 48] He further finds that his work “correlates with the Cu, Mo, and Au biogeochemical anomalies identified by Dr. Pim van Geffen, and the magnetic and ZTEM anomalies identified by Alan King’s 3D model. Because of this, the center of the inferred porphyry system at Hay Mountain is interpreted to be southwest of the Zebra Hills under post-mineral cover.” [page 48]

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ZTEM EM Survey: We requested and received a cost estimate from Geotech of Aurora (Toronto area) Ontario, Canada, which is the only purveyor of this helicopter borne electromagnetic (EM) geophysical method. This geophysical method has the ability to “look down” into the crust of the earth about 2,000 meters (6,600 feet) and detect sulfides and other rock types and structures which may be associated with porphyry copper systems. Test work over known Safford, Arizona porphyry copper deposits along with thousands of verifying drill holes show the geometry of such mineral systems can be determined, thus identifying whether it is a porphyry copper system or some other mineral system. When combined with our geochemical data, we can determine the position of the copper-moly center of the system and design our drill program to efficiently test and define mineralization. We flew ZTEM in July 2013 and the analysis report was received in February 2014. In 2019, a re-interpretation of the ZTEM and the magnetic data with focus on porphyry targets was performed on the basis of more rigorous 3D inversion tools. Based on the 3D ZTEM and the 3D MVI inversion results, Geotech has recommended the following: Integrate the newly obtained results with all available geological, geochemical and drilling info (if available) to better define and prioritize exploration targets; Follow-up with deep-penetrating ground IP and ground TDEM detailed surveys on the 1st priority potential porphyry target Zd1and then the 2nd priority targets Zs1and Zs2 for better definition of their depth and shape; Follow-up with detailed ground MT survey the Zd1target for its investigation at depth; Drill testing of the Zd1target with deep holes should be performed after ground verification with ground geophysics. See news release: https://www.libertystaruranium.com/2019/09/30/liberty-star-hires-geotech-ltd-to-update-hay-mountain-project-ztem-data/

In~~Also, in~~ 2019 Liberty Star contracted Alan King, P.Geo., M.Sc. at Geoscience North to prepare a geophysical review of all the geochemical and geophysical data. Their conclusions and recommendations are- The full 3D Geoscience Analyst (GA) integrated model, which was provided as part of the review, should be used for targeting as there is much more detail and dynamic viewing available in the live 3D model than in the 2D screen captures of the model shown in the report. The new 3D models based on the ZTEM data should be reviewed with respect to the previous ground IP/Res, CSAMT etc. data, which were mentioned in the SRK report. The core anomalous area has complex Magnetic and EM signatures in an area of structural complexity, with associated well defined geochemical~~geochem~~ anomalies. Drill testing is recommended to test this area. Physical properties such as mag susceptibility, electrical conductivity, density and IP effect would be helpful for further interpretation. These could be acquired on existing rock samples from the area or on core samples from any new drilling or with in-situ borehole geophysical surveys in any new Drill holes. The ~~Targeting: the~~ main target remains the core geochemical/geophysical~~geochem~~ anomaly ~~area~~ and drill testing of this target is recommended. The combined EM and magnetic models show a thicker tabular conductive feature together with an area of high magnetic/structural complexity in the core of a large magnetic depletion zone, coincident with the core of the geochemical~~geochem~~ anomalies. See news release: https://www.libertystaruranium.com/2021/01/31/liberty-star-minerals-lbsrtechnical- data-studies-available/

The Tombstone exploration property consists of nine claims that are undeveloped. However, significant amounts of aeromagnetic surveys, IP (Induced Polarization Surveys), geologic mapping by the USGS and others, and geochemical surveys including soil, rock and vegetation sampling have been conducted at various times by various parties, over the last 60 years. When compiled and analyzed these various data suggest a compelling series of anomalies that are typical of buried, dirt and rock covered porphyry copper system(s). Below is a summary of prior exploration activities performed on our Tombstone claims: Technical Report: In mid-March 2011, Liberty Star contracted SRK to prepare three (3) Technical studies and Reports in a form similar to mineral reports prescribed under NI 43-101. Members of SRK’s engineering/scientific staff supervised by a Qualified Person as defined under NI 43-101 and SRK’s Tucson Office Principal Geologist, Corolla Hoag, and geologist Dr. Jan Rasmussen have visited the Tombstone property. This information was combined with historic technical reports going back to 1878 and more recent data up to August 2011 (the date of their reports). The three Technical Reports are entitled: (1) Walnut Creek Exploration Report, Tombstone District, Arizona –August 31, 2011, 147 pages; (2) The Tombstone Caldera South Exploration Report, Tombstone District, Arizona –August 31, 2011, 144 pages; and (3) Hay Mountain Exploration Report, Tombstone District, Arizona – August 31 2011, 155 pages. These reports covered the entirety of the historic productive area of the Tombstone mines which date to their discovery in 1877. These Technical Reports thoroughly summarize and illustrate the salient geotechnical data of the Tombstone Mining District covering about 250 square miles and present much data in computer map format. In such context, they analyze Liberty Star’s exploration property as related to the entire area and recommend exploration programs for the Company.

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Robbers Roost exploration property. On June 15, 2020, we received 2 Mineral Exploration Permits (MEPs) issued by the Arizona State Land Department (ASLD) covering the 240-acre Robbers Roost exploration area. Located approximately 4.5 miles southwest of Tombstone, Arizona, the property is accessible via the paved Charleston Road. The new MEPs are 5.89 miles west of Liberty Star’s Hay Mountain Property for porphyry copper, gold, and molybdenum. While the Robbers Roost MEP area is new to the Company, it has been explored previously by several exploration companies, in the 1970’s and 1990’s, and recently has received significant interest by others operating in the area. Drilling by ASARCO indicates “the presence of a granodioritic porphyry intrusive at depth below the alteration zone. The intrusive is characterized by porphyry copper style alteration and mineralization.” [JB Nelson, “Robbers’ Roost Summary Report,” 1995, p. 2 http://docs.azgs.az.gov/SpecColl/2008-01/2008-01- 0103.pdf)

Red Rock Canyon exploration property. On November 11, 2020, we announced the identification of potentially exploitable gold mineralization in our recently acquired State of Arizona Mineral Exploration Permits (MEPs) contiguous with and immediately north of drill Target 1 in the Company’s Hay Mountain Property. The relevant MEPs are in Township 20, Range 23 East, specifically eight sections 27 through 34 and two additional MEPs, in sections 20 and 21. Preliminary surface exploration on the Red Rock MEPs advanced the Company’s knowledge of the porphyry system signature associated with magnetic highs at, and adjacent to the north of, Target 1, and represent the expansion of biogeochemical, surface rock sampling, and x-ray fluorescence (XRF) work at Target 1 and on the anticipated gold halo likely associated with the indicated porphyry center.

Liberty Star has performed many hours of field work mapping and sampling on our Red Rock Canyon Gold Property. The results of the geochemical sampling indicate the presence of gold mineralization on the property.

Sampling Protocols for all properties~~projects~~

Liberty Star trains all employees/contractors conducting sample collection in the~~by~~ use of a handheld XRF~~digital mobile device~~ (X-ray Fluorescence analyzer~~Analyzer~~) to record accurate readings~~analysis~~ of 31 elements including gold, silver copper, molybdenum, uranium, thorium, manganese, and other elements from each in situ sample. The XRF device leads the sampler through a series of dropdown menu windows with various description capabilities and the ability to record a GPS coordinate of the location. Data from the XRF is uploaded to our computer database daily. The X-ray (XRF) is now a recognized and a valuable portable assay tool.

Liberty Star also uses professionally created video training to teach samplers the proper techniques of obtaining a representative sample whether it is soil, rock or vegetation and instruction on avoiding cross contamination between samples. After samples are collected, they are stored in a secure location ~~under lock and key~~ until they are delivered~~shipped via FedEx or UPS using chain of custody guidelines~~ to a ~~professional~~ sample preparation~~prep~~ lab in Tucson, Arizona operated~~Washoe Valley, Nevada run~~ by ALS Global. ALS Global~~Shea Clark Smith, MSc/ Geochemist. Mr. Smith~~ prepares the samples by crushing, mixing, pulverizing and homogenizing. From each sample submitted,~~Then~~ a 200-gram sample is scientifically split for shipment to ALS Global’s main analysis lab in Vancouver, British Columbia.~~a Certified Assay Laboratory of each original sample.~~ Standards, blanks and duplicates are added to the sample stream for~~, including such~~ Quality Assurance Quality Control (QA/QC.) Every) ~~every 10~~th ~~assay sample is re-assayed and a blind standard is inserted every~~ tenth sample is a QA/QC sample. ~~interval, before being sent to a certified assay lab using ICP-MS analysis the samples are randomized.~~ Once Liberty Star gets the analysis data back from the laboratory, checks for quality assurance and control are made using data from the blanks, standards and duplicates. The results are sent to Liberty Star by email and a paper copy mailed for verification and as a permanent record. ~~The data are then de- randomized and processed for interpretation by various software programs designed for the purpose.~~

~~SK 1300 Regulation~~

~~Liberty Star has performed many hours of field work mapping and sampling on our Red Rock Canyon Gold Project and although we do not have drilling core to prove results, we have through analysis of Geochem sampling, evidence of an anomaly “material of economic interest”. Please see exhibit with our RRC Technical report prepared by a qualified person for more details and analysis.~~